UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated October 23, 2007

Commission File Number: 333-144169

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On October 22, 2007, ArcelorMittal issued the press releases attached hereto as Exhibits 99.1 and 99.2, which are hereby incorporated by reference. This report on Form 6-K is hereby incorporated by reference into Arcelor’s registration statement on Form F-4 (File No. 333-146371) and into the proxy statement/prospectus dated September 28, 2007.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated October 22, 2007, announcing the publication of additional documentation relating to the second step merger.
Exhibit 99.2	Press release dated October 22, 2007, announcing a $500 million investment in a new hot strip mill in Turkey.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated October 22, 2007, announcing the publication of additional documentation relating to the second step merger.
Exhibit 99.2	Press release dated October 22, 2007, announcing a $500 million investment in a new hot strip mill in Turkey.